03 JUN -9 AM 7:21

Grupo Dataflux, S.A. de C.V.

Date: May 15th, 2003


03022586

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

6/11


todito.com

TODITO.COM ANNOUNCES 1Q03 EBITDA OF US$1.3 MILLION, UP 57% FROM 1Q02

--Sales Up 33% to US$ 3.5 million--
--ISP Sales increase 308% vs. 1Q02--
--36% EBITDA Margin in 1Q03 vs. 30% in 1Q02--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico, May 14th, 2003. Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, announced today its financial results for 1Q03.

"We had record sales, huge EBITDA growth and great results from our pre-paid ISP Business," commented **Todito Founder and Chairman, Guillermo Salinas Pliego.** "Every day there are more internet users in Mexico, and every day those users are generating more and more cash for Todito through the sale of Todito Card and online advertising."

1Q03 Financial Results

	1Q03 (thousands)		% Change	1Q02 (thousands)	
	Pesos*	US$**		Pesos	US$
Sales					
Cash Sales	Ps. 37,881	US$ 3,518	+ 50%	Ps. 25,254	US$ 2,345
Total Sales***	38,575	3,583	+ 33%	28,991	2,693
Operating Costs and Expenses					
Cash Operating Costs and Expenses	24,093	2,238	+ 46%	16,482	1,531
Total Operating Costs and Expenses	24,787	2,302	+ 23%	20,219	1,878
EBITDA	Ps. 13,788	US$ 1,281	+ 57%	Ps. 8,772	US$ 815

Todito's Annual Financial Results are audited by **PricewaterhouseCoopers, S.C.**

* Constant Pesos as of March 31, 2003.
** Conversion based on the exchange rate in effect as of March 31, 2003 of 10.7671 pesos per US$1.
*** Total Sales is advertising sales, plus sales of Todito's pre-paid Internet connection services (Todito Card and Todito Ilimitado), as well as e-commerce rents and commissions, and revenue from the online sale of other content and services.

Todito's Total Sales for 1Q03 increased 33% to Ps. 38.6 million (US$ 3.6 million) from Ps. 29 million (US$ 2.7 million) in 1Q02. Cash Sales were Ps. 37.9 million (US$ 3.5 million), representing 98% of Total Sales, an increase of 50% over Cash Sales registered in 1Q02 of Ps. 25.3 million (US$ 2.3 million).

Total Operating Costs and Expenses were Ps. 24.8 million (US$ 2.3 million), of which 97% -- Ps. 24.1 million (US$ 2.2 million) -- were Cash Operating Costs and Expenses. Cash Operating Costs and Expenses increased 46% to Ps. 24.1 million (US$ 2.2 million) in 1Q03, from Ps. 16.5 million (US$ 1.5 million) in 1Q02, primarily due to increased advertising sales commissions and ISP sales costs.

Todito's EBITDA for 1Q03 increased 57% to Ps. 13.8 million (US$ 1.3 million) compared to Ps. 8.8 million (US$ 815,000) in 1Q02.

"The first quarter was an excellent start of 2003 for Todito," commented **Ruben Jordan, Todito's Finance Director.** "We experienced important growth in our ISP and online advertising sales, while efficient cost control has significantly expanded our operating margins."

Todito Pre-paid ISP Sales Up 308% vs. 1Q02

"We are gaining market share by converting Internet users from postpaid service to pre-paid service, primarily taking clients from Terra and AOL, while at the same time winning over new internet users," commented **Eugenio Laris, Todito's Director of ISP sales**. "We are the undisputed pre-paid ISP leader in Mexico and by far the fastest growing residential ISP."

Todito reported 191,000 users of its Todito Card and Todito Ilimitado pre-paid ISP service at the end of 1Q03, an 208% increase from the end of 1Q02. Todito's ISP Sales in 1Q03 increased 308% to Ps. 13.1 million (US$ 1.2 million) compared to Ps. 3.2 million (US$ 299,000) in 1Q02.

Online Advertising Cash Sales Up 26% in 1Q03 vs. 1Q02

"Todito continues to grow its audience by offering superior services and content," commented **Adrian Gonzalez, Todito's Director of Operations**. "For example, we offer the most complete e-mail service in Mexico, which is why more and more users are abandoning their cramped and spam-saturated Hotmail and Yahoo accounts in favor of Toditomail."

Todito's advertising cash sales increased 26% to Ps. 24.2 million (US$ 2.3 million) in 1Q03, from Ps. 19.2 million (US$ 1.8) in 1Q02.

Todito Consolidating Leadership in Mexico

According to Select IDC, there are currently 10.4 million internet users in Mexico and 1.4 million residential dial-up connections, an increase of 316% and 122%, respectively, since Todito was founded in late 1999. It is projected that by 2006 there will be 18.3 million internet users in Mexico and 3.7 million residential dial-up connections.

"Todito has established itself as the leader in online advertising and pre-paid ISP in Mexico," commented **Tim Parsa, Todito's CEO**. "We have bested many competitors and we will continue to harvest the fruits of our hard work, strict cost discipline and constant innovation."

Company Profile

Todito.com, S.A. de C.V., a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA, BMV: TVAZTECA).

INVESTORS INQUIRIES

Ruben Jordan
Finance Director
Todito.com, S.A. de C.V
rjordan@toditocorp.com
Tel: 5281.8221.2031
Fax: 5281.8221.2091

PRESS INQUIRIES

Tristan Canales
Corporate Communications Director
TV Azteca, S.A. de C.V.
tcanales@tvazteca.com.mx
Tel: 5255.3099.1441
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditoilimitado.com

www.toditomovil.com